STERLING GROUP VENTURES, INC.

February 19, 2008

Via Edgar & Fax (202) 772-9368

TO:	Mr. Kevin Stertzel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Total Number of Pages: 3

Re: File No. 0-51775

Dear Mr. Stertzel:

Thank you for your letter dated February 5, 2008. We have reviewed your suggestions and taken the time to seriously consider your remarks. Pursuant to your comments, we have amended certain existing information and will make further changes in future filings to ensure that our disclosure is clear and concise.

We acknowledge that we, as the registrant, are responsible for the adequacy and accuracy of the disclosures in our filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below, we have restated your comments and inserted our corresponding responses.

Form 10-KSB for Fiscal Year Ended May 31, 2007

Control and Procedures, Page 21

1.

We note your disclosure relative to disclosure controls and procedures are not consistent with the disclosure requirements of Item 307 of Regulation S-B. For instance, we note your disclosures that indicate your disclosure controls and procedures “are adequate”. We further note your reference to a quarterly report in your annual Form 10-KSB. Please modify your disclosures accordingly.

Sterling: We revised the disclosures under Item 8A. "Controls and Procedures" to comply with Item 307 of Regulation S-B as follows:

Suite 900 – 789 West Pender Street, Vancouver, B.C., Canada V6C 1H2
Tel: (604) 893.8891; Fax: (604) 408.8515

STERLING GROUP VENTURES, INC.

Based on an evaluation as of the date of the end of the period covered by this report, the Company’s Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes in the Company’s internal controls over financial reporting that occurred during the year ended May 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Financial Statements

Schedule of Mineral Property Costs, page F-10

2.

It appears you have included a cumulative mineral property cost schedule as part of your primary financing statements. It is unclear if this schedule has been audited as it is not identified in the Report of Independent Registered Public Accounting Firm provided with your filing. Please clarify the audit status of this schedule.

Sterling: This schedule has been audited. To clarify this situation, the schedule has been moved to Note 11, as part of the notes to the financial statements.

Note 2 – Summary of Significant Accounting Policies

Mineral Properties, page F-12

3.

We note your policy that indicates acquisition and exploration costs are expensed as incurred and will be capitalized upon the determination of proven and probable reserves. Please address the following:

  Explain why you believe it is appropriate to expense acquisition costs as incurred. Please refer to EITF 04-2 for guidance.

Sterling: The Company’s accounting policy has been revised as follows:

“Mineral Properties”

Costs of acquiring mineral properties are capitalized by project area unless the mineral properties do not have proven reserves. Costs to maintain mineral rights and leases are

Suite 900 – 789 West Pender Street, Vancouver, B.C., Canada V6C 1H2
Tel: (604) 893.8891; Fax: (604) 408.8515

STERLING GROUP VENTURES, INC.

expensed as incurred. When a property reaches the production state, the related capitalized costs are amortized using the unit of production method on the basis of annual estimates of ore reserves. Management reviews the carrying value of mineral properties at least annually and will recognize impairment in value based upon current exploration results, and any impairment or subsequent losses are charged to operations at the time of impairment. If a property is abandoned or sold, its capitalized costs are charged to operations. Mineral property exploration costs are expensed as incurred.

  Please explain why you believe it is appropriate under U.S. GAAP to capitalize exploration and related costs upon determination of proven or probable reserves.
Sterling:	Please refer to the revised accounting policy above. The Company does not capitalize exploration and related costs. Only the costs of acquiring mineral properties are capitalized by project area.
  Please clarify the terms “recoverable reserves” and “commercial production”. Please note that under U.S. GAAP, costs should be amortized using proven and probable reserves. Also, refer to EITF -4-6 regarding the timing of production stage.

Sterling: Please refer to the revised accounting policy above.

I trust the foregoing addresses your concerns with the Company’s amended Form 10-KSB for the year ended May 31, 2007. Please let me know if you require any further information.

Yours truly,
Sterling Group Ventures, Inc.

/s/ Richard (Xuxin) Shao

Richard Shao, President and CFO

Suite 900 – 789 West Pender Street, Vancouver, B.C., Canada V6C 1H2
Tel: (604) 893.8891; Fax: (604) 408.8515